THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

July 11, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Post-Effective Amendment No. 152 to the Registration Statement on Form N-1A (1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

Attached are memorandums responding to the staff’s comments on Post-Effective Amendment No. 152 to the Company’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By	/s/ Joel Weiss
Joel Weiss
Treasurer

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 11, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —
Response to Examiner Comments on Post-Effective
Amendment No. 152

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 152 (“PEA No. 152”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 152 seeks to register shares of one new portfolio of the Registrant: the Robeco Boston Partners Global Long/Short Fund (the “Fund”).

A.  Prospectus (applicable to each Prospectus)

1.                                      Comment:  Please add a definition of “long-term growth of capital” in the summary section.

Response: Registrant believes that the Fund’s investment objective is common and self-explanatory.  No changes will be made in response to this comment.

2.                                      Comment:  Please supplementally confirm that the Fund is not expected to incur any acquired fund fees and expenses for its first fiscal year, or revise the Expenses and Fees table as appropriate.

Response:  Registrant confirms that the Fund is not expected to incur any acquired fund fees and expenses for its first fiscal year.

3.                                      Comment:  Please supplementally confirm that the attendant costs of utilizing short sales are disclosed in the Prospectus or revise as appropriate.

Response:  Registrant will add additional disclosure regarding the costs of utilizing short sales to each Prospectus.

4.                                      Comment:  Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.  Please also confirm that all principal strategies and principal risks of the Fund discussed in response to Item 9 of Form N-1A have been summarized in the summary section.

Response:  Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.  Registrant also confirms that all principal strategies and principal risks of the Fund discussed in response to Item 9 of Form N-1A have been summarized in the summary section.

5.                                      Comment:  Please add disclosure to the Prospectus clarifying the meanings of the terms “long” and “short” as used in the Prospectus.

Response:  Registrant will revise each Prospectus as requested.

6.                                      Comment:  Please revise each Prospectus to replace all open-ended terms, such as “among other things” and “such as,” with plain English explanations.

Response: Registrant will revise the disclosure so that it describes the investment strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

7.                                      Comment:  Please confirm that Registrant is aware of the Securities and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute (the “Letter”) and has reviewed the registration statement disclosure in light of that letter.

Response:  Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Fund.

8.                                      Comment:  Please add risk disclosure to the Prospectus stating that the loss incurred by the Fund in writing options is potentially unlimited.

Response:  Registrant will revise each Prospectus as requested.

9.                                      Comment:  The Prospectus indicates that the Fund may invest up to 20% of its net assets in high yield debt securities.  Please add additional strategy disclosure and risk disclosure regarding the Fund’s investment in such securities to the Prospectus, including the lowest credit rating in which the Fund may invest, which agencies rate the securities, who will rate unrated securities, and whether the Fund may invest in both foreign and domestic debt securities.

Response:  Registrant will revise each Prospectus as requested.

10.                               Comment:  The Prospectus indicates that the Fund may invest up to 20% of its net assets in high yield debt securities used by corporations and “other business organizations.”  In the summary section, please explain in plain English what is meant by “other business organizations.”

Response:  Registrant will revise each Prospectus as requested.

11.                               Comment:  Disclose in the Summary of Principal Risks for each Fund that loss of money is a principal risk of investing in the Fund.

Response:  Disclosure that loss of money is a principal risk of investing in the Funds is included under the heading Market Risk in each summary section.

12.                               Comment:  Please summarize the adviser’s sell strategy, including whether bonds that have been downgraded will be sold.

Response: Registrant will revise each Prospectus as requested.

13.                               Comment:  Please add disclosure to the Prospectus to the effect that, as a shareholder in a REIT, the Fund will bear its pro rata portion of such REIT’s expenses in addition to its own expenses.

Response:  Registrant will revise each Prospectus as requested.

14.                               Comment:  Securities lending disclosure is not currently included in the summary section of the Prospectus.  If securities lending is a principal investment strategy of a Fund, please add relevant disclosure to the Fund’s summary section.  Securities lending is a principal investment strategy of the Fund if more that 5% of the Fund’s net assets are expected to be dedicated to securities lending.

Response:  Securities lending is not expected to be a principal investment strategy of the Fund.

15.                               Comment:  Please confirm that disclosure regarding the adviser’s ability to recoup waived and/or reimbursed fees and expenses is included in the Expenses and Fees table, if applicable.

Response:  Disclosure regarding the adviser’s ability to recoup waived and/or reimbursed fees and expenses is included in a footnote to the Expenses and Fees table.

16.                               Comment:  Under Shareholder Information — Market Timing, it states that a shareholder’s purchase order or exchange order may be rejected by the Fund.  Please add disclosure clarifying that a shareholder whose exchange order has been rejected may choose to redeem their shares of the Fund and that the price the shareholder would receive for such shares would be the NAV next calculated after such redemption request was received by the Fund’s transfer agent in good order.

Response:  Registrant will revise each Prospectus as requested.

17.                               Comment:  Under Shareholder Information — Purchases Through Intermediaries, it states that: “The Company will be deemed to have received a purchase or redemption order when a Service Organization, or, if applicable, its authorized designee, accepts a purchase or redemption order in good order if the order is actually received by the Company in good order not later than the next business morning.”  This sentence creates the impression that shareholders may not receive the current day’s NAV if service organizations do not transmit such orders to the Fund in a timely manner.  Please revise.

Response: Registrant will remove the phrase “if the order is actually received by the Company in good order not later than the next business morning” from the sentence.

B.  Statement of Additional Information (“SAI”)

1.                                      Comment:  Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response:  Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.                                      Comment:  Please confirm that the SAI includes adequate disclosure regarding the coverage of certain transactions in accordance with Investment Company Act Release No. 10666 and other applicable Securities and Exchange Commission guidance.

Response:  Registrant will review the SAI and add additional disclosure as necessary.

3.                                      Comment:  In the second full paragraph under Investment Limitations, it states that neither the purchase nor the sale of futures or related options is deemed to be the issuance of a senior security.  Please clarify that such transactions are not deemed to be the issuance of a senior security because such transactions will be covered by the segregation of cash or liquid assets or by other means in compliance with applicable Securities and Exchange Commission guidance.

Response:  Registrant will revise the SAI as requested.

4.                                      Comment:  Considering adding a non-fundamental policy regarding the ability of the Fund to invest in illiquid securities.

Response:  Registrant will revise the SAI as requested.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann